Exhibit 99.2

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of May 31, 2011

		Adjustments		Net CBK
	Cherrybrook	to CBK		Assets		Pro Forma
	Kitchen, LLC	For Purchase		Purchase	Cell-nique	Combined
Assets
Current assets
Cash	$56,418	$-		$56,418	$24,157	$80,575
Accounts receivable	153,286	-		153,286	27,799	181,085
Inventory	137,338	-		137,338	35,056	172,394
Total current assets	347,042	-		347,042	87,012	434,054

Machinery and equipment, net	-	58,000	A	58,000	37,291	95,291
Intangables and Tradenames	-	1,592,739	B	1,592,739	93,212	1,685,951

Total assets	347,042	1,650,739		1,997,781	217,515	2,215,296

Liabilities and stockholders' equity
Current liabilities
Accounts payable and accrued expenses	293,626	-		293,626	12,265	305,891
Bank of America	94,605	(94,605)	C	-	-	-
Mellon Bank	469,550	(469,550)	C	-	-	-
Silverwood Note Payable	150,000	-		150,000	-	150,000
Commerce Bank	190,000	-		190,000	-	190,000
Total current liabilities	1,197,781	(564,155)		633,626	12,265	645,891

Long Term Liabilities
Cherrybrook Kitchen Note Payable	-	564,155	C	564,155	-	564,155
PCC Shareholder Note Payable	-	-		-	183,125	183,125
Republic	1,829,855	(1,829,855)	D	-	-	-
Total long term liabilities	1,829,855	(1,265,700)		564,155	183,125	747,280

Stockholders' equity
Membership Interest Paid-in Capital	1,252,946	(1,252,946)	E	-	-	-
Additional Paid in Capital	-	800,000	F	800,000	887,985	1,687,985
Accumulated deficit	(3,933,540)	3,933,540	E	-	(865,860)	(865,860)
Total stockholders' equity	(2,680,594)	3,480,594		800,000	22,125	822,125

Total liabilities and stockholders' equity	$347,042	$1,650,739		$1,997,781	$217,515	$2,215,296

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations For The Year Ended December 31, 2010

		Adjustments		Net CBK
	Cherrybrook	to CBK		Assets		Pro Forma
	Kitchen, LLC	For Purchase		Purchase	Cell-nique	Combined

Sales, net	$3,330,309	$-		$3,330,309	$554,277	$3,884,586

Cost of sales	2,049,790	-		2,049,790	273,421	2,323,211

Gross profit	1,280,519	-		1,280,519	280,856	1,561,375

Expenses

Selling	913,971	-		913,971	229,581	1,143,552
General and administrative	666,218	-		666,218	248,673	914,891
Research and development	780	-		780	2,482	3,262
Depreciation	23,883	86,166	B	110,049	22,945	132,994

Total expenses	1,604,852	86,166		1,691,018	503,681	2,194,699

Loss from operations	(324,333)	-		(410,499)	(222,825)	(633,324)

Interest expense	(167,286)	130,777	D	(36,509)	(94,452)	(130,961)
Interest income	1,035	-		1,035	-	1,035
Other - Transaction Exp	-	-		-	-	-

Income tax	-	-		-	955	955

Net loss	$(490,584)	$130,777		$(445,973)	$(316,322)	$(762,295)

Net loss per common share					$(0.05)	$(0.08)

Weighted average shares outstanding					6,830,410	9,830,410

Unaudited Pro Forma Condensed Consolidated
Notes to Financial Statements

Note 1 - Operations and Summary of Significant Accounting Policies

The following unaudited pro forma condendsed balance sheet combines the historical unadudited balance sheets of Cell-nique Corporation (the "Cell-nique") and Cherrybrook Kitchen, LLC ("CBK") as of May 31,2011, giving effect to the transactions described in the asset purchase agreement (with purchase accounting applied to the acquired CBK business and related financing) as if they had occurred on May 31, 2011.

The following unaudited pro forma condensed consolidated statements of income combine the historical statements of income of Cell-nique and CBK for the twelve month period ended December 31, 2010, giving effect to the transactions described in the asset purchase agreement (with purchase accounting applied to the acquired CBK business and related financing) as if they had occurred on January 1, 2010

The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the transaction, are factually supportable and, in the case of the pro forma income statements, have a recurring impact.

The purchase price allocation has not been finalized and is subject to change based upon recording of actual transaction costs, finalization of working capital adjustments, and completion of appraisals of tangible and intangible assets of the acquired CBK business.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company incurred net losses for the years ended December 31, 2010 and year to date 2011.

Cash and Cash Equivalents

Cash and cash equivalents include cash in unrestricted deposit accounts and short-term cash investments that have an initial maturity of 90 days or less.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and development

Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products, improving or creating variations of existing products by mixing the formulas with other components such as teas, non-dairy beverages and supplements. Research and development expenditures were $3,262 for the year ended May 31, 2011.

Regulatory bodies

The Company is regulated by the United States Department of Agriculture (USDA) and the Food and Drug Administration (FDA). The Company is also subject to various state and local statutes and regulations applicable to the production, transportation, sale, safety advertising and labeling of the Company's products. The Company does not anticipate that compliance with the regulatory provisions will have any material adverse effect upon its capital expenditures, net income, financial position or competitive position

Accounts receivable

The Company evaluates the collectability of its trade accounts receivable based on a number of factors. In circumstances where the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company, a specific reserve for bad debts is estimated and recorded, which reduces the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, bad debt charges are recorded based on the Company's historical losses and an overall assessment of past due trade accounts receivable outstanding.

The allowance for doubtful accounts and returns and discounts is established through a provision for returns and discounts charged against sales. Receivables are charged off against the allowance when payments are received or products returned. The Company has determined that an allowance for doubtful accounts is not necessary as of May 31, 2011.

Equipment and Related Depreciation

Equipment is stated at cost. Depreciation expense is calculated using accelerated and straight-line methods over the estimated useful lives of the assets as follows:

Useful Life

Automotive equipment	5 Years
Office equipment and computers	5 Years

Long-Lived Assets

The Company has adopted ASC Topic 360-10-10 formerly Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ( "SFAS 144" ), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations for a Disposal of a Segment of a Business." The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with SFAS 144. Under SFAS 144 impairment losses are to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, The Company believes that, as of May 31, 2011 there were no significant impairments of its long-lived assets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, and accounts receivables arising from their normal business activities. The Company's cash balances on deposits with banks are guaranteed by the Federal Deposit Insurance Corporation up to $250,000 at December 31, 2010. The Company may be exposed to risk for the amounts of funds held in bank accounts in excess of the insurance limit. In assessing the risk, the Company's policy is to maintain cash balances with high quality financial institutions.

The Company currently relies on contract packer for the majority of its production. The Company has different packers available for their production of products. Although there are other packers, a change in packers may cause a delay in the production process, which could ultimately affect operating results.

Fair Value of Financial Instruments

On January 1, 2008, the Company adopted ASC Topic 820-10 formerly SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. The adoption of SFAS 157 did not have a material impact on the Company's fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels are defined as follow:

  Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets include cash equivalents, primarily institutional money market funds, whose carrying value represents fair value because of their short-term maturities of the investments held by these funds.
  Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. The Company's Level 2 liabilities consist of two liabilities arising from the issuance of a convertible debenture in 2006 and in accordance with EITF 00-19: a warrant liability for detachable warrants, as well as an accrued derivative liability for the beneficial conversion feature. These liabilities are remeasured on a quarterly basis. Fair value is determined using the Black-Scholes valuation model based on observable market inputs, such as share price data and a discount rate consistent with that of a government-issued security of a similar maturity.
  Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

SFAS 157 requires the use of observable market data if such data is available without undue cost and effort.

Revenue Recognition

The Company recognizes revenue in accordance with the provisions of the Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. Revenues from the sale of the Company's products are recognized when persuasive evidence of an arrangement exists, delivery has occurred (or services have been rendered), the price is fixed or determinable, and collectability is reasonably assured. A product is not shipped without an order from the customer and credit acceptance procedures performed and approved. The Company generally ships products F.O.B. shipping point.

All sales are final, however the Company does allow, although it is not obligated to, returns under certain circumstances. For customer relations purposes, the Company may allow returns for outdated and spoiled product. The returned items must be accompanied by a pre-approved return authorization form. In addition, items may be returned due to manufacturer defect or product recall. The allowance for returned items is regularly reviewed and adjusted by management based on historical trends. As of May 31, 2011 management has determined that no allowance for returned items is required.

The Company accounts for certain sales incentives, including promotional discounts ranging from 10% - 15% off invoice, and the 1% prompt payment discount as a reduction of gross sales in accordance with Emerging issues Task Force Issue 01-9 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendor's Products."

Segment Reporting

The Company follows guidance issued by ASC Topic 280 formerly Statement of Financial Accounting Standards No. 131, (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." SFAS 131 requires certain disclosures regarding is operating segments, as defined by SFAS 131. Management has determined that the Company operates in only one segment and evaluates its revenues and expenses accordingly and that the disclosure of segment information is not required.

Stock Based Compensation

The Company adopted ASC Topic 718 formerly Statement of Financial Accounting Standards No. 123R (SFAS 123R), "Accounting for Stock-Based Compensation". SFAS 123R establishes the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. For stock based compensation the Company recognizes an expense in accordance with SFAS No. 123R and values the equity securities based on the fair value of the security on the date of grant. Stock option awards are valued using the Black-Scholes option-pricing model.

The Company accounts for stock issued to non-employees in accordance with EITF No. 96-18, "Accounting for Equity instruments that are Issued to other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services and EITF 00-18 "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees" where the value of the stock compensation is based upon the measurement date as determined at either (a) the date at which a performance commitment is reached, or (b) at the date at which the necessary performance to earn the equity instruments is complete.

As there is no trading history and the Company securities are not offered to the public, the Company has determined that the fair value of its stock is the price paid when it raises funds. For the period ended May 31, 2011, the Company has not issued stock for compensation.
Note 2. Acquisitions

The Company uses the purchase method of accounting for qualifying business combinations. Under the purchase method of accounting, the assets and liabilities of the acquired companies are recorded at their estimated fair values at the date of acquisition. The excess of cost over their fair values is recognized as goodwill. Identified intangible assets, other than goodwill, are amortized over their estimated useful lives. Goodwill is not amortized for financial reporting purposes. Consideration for acquisitions includes cash paid and the value of any stock issued, less any asset acquired at fair market value and debt assumed.

On May 31, 2011, the Company completed the acquisition of substantially all of the assets and the assumption of certain liabilities of Cherrybrook Kitchen, LLC ("Cherrybrook") including its natural allergy free / gluten free baking mixes and ready to eat products. As consideration for the acquisition, the Company issued Cherrybrook an aggregate of 3,000,000 shares of its common stock and 5,000 shares of its Series A preferred stock plus financial liabilities assumed of $1,197,781. Fair value of the stock was based on a valuation estimate provided by a third party based on the non-trading equity value of the Company on a minority basis assuming the acquisition of Cherrybrook taking into account the lack of liquidity resulted a fair market value of $0.20 per share. The issuance of the Company's common stock was effected in reliance upon as S-1 registration statement provided under the Securities Act of 1933, as amended, which became effective on April 27, 2010. The transaction broadens our product portfolio by adding the Cherrybrook brand. The following table presents the purchase price for the acquisition:

Purchase Price
Consideration
Equity consideration	$ 800,000
Cash consideration	1,197,781
Total purchase price consideration	$ 1,997,781

Estimate recognized amounts of identifiable assets acquired and liabilities assumed*

Cash	$ 56,381
Accounts Receivable	145,722
Inventory	137,170
Equipment	58,000
Identifiable intangible assets	1,600,508
Financial liabilities	(1,197,781)
Total identifiable net assets	$ 800,000

Identified intangible assets acquired during are summarized as follows:

Description	Value	Life
Store Customers in Place	$ 390,000	15 Years
Distributor Customers in Place	$ 275,000	15 Years
Tradename	$ 935,508	15 Years

* The purchase price allocation has not been finalized and is subject to change upon recording of actual transaction costs, finalization of working capital adjustments, and completion of appraisals of tangle and intangible assets. The purchase price allocation will be finalized when all necessary information is obtained which is expected to occur within one year of the consummation of the transaction

Unaudited Pro-forma Condensed Consolidated operating results as if the acquisition had been made as of January 1, 2010 ending December 31, 2010 and balance sheet on closing date May 31, 2011 are included in exhibit 99.2 herein.

Pro forma Assumptions Footnoted on Unaudited Pro Forma Financial Information: Recoding, adjustments and eliminations were made to acquired assets and assumed liabilities of CBK to align the financial information with Cell-nique's GAAP accounting policies.

  Record adjustments to CBK book value to Cell-nique's management estimate of fair value, pending completion of third party evaluation and review of useful life.
  Recorded adjustments based on Cell-nique's management estimate of fair value for intangible assets totaling $1,592,739 and $86,166 in amortization and depreciation, pending completion of third party evaluation and review of useful life.
  Record third party debt not directly assumed, however long term note is created to CBK for and payment by Cell-nique for CBK non-assumed obligation.

  Eliminate CBK book value for liabilities and interest expense not assumed by Cell-nique.
  Eliminate CBK book value for membership interest and accumulated deficit not assumed by Cell-nique.
  Record net stock consideration issued to CBK.

Note 3 - Debt

The Company entered into a Asset Based Loan Agreement with Commerce Bank & Trust Company (the "Loan Agreement") on May 31,2011, subject to closing the Cherrybrook acquisition. The Loan Agreement provides for a $200,000 secured revolving facility secured by accounts receivable and inventory. The borrowing was used to repay all amounts outstanding under the Cherrybrook's prior loan agreement; future borrowings may be used to provide working capital, finance capital expenditures and permitted acquisitions and refinance certain existing indebtedness. The obligations under the Loan Agreement are guaranteed by all existing and future assets of the Company, subject to certain exceptions. The Loan Agreement will terminate and all amounts outstanding will be due and payable on May 31, 2013. The Loan Agreement provides that loans will bear interest at rates based on the Wall Street Journal Prime Rate, plus 1.00% per annum, current rate is 4.75%.

As consideration for acquisition of Cherrybrook, the Company issued a promissory 24 month term note to Cherrybrook in the amount of $564,155 for the repayment of certain Cherrybrook debt obligations outstanding but not directly assumed. The note has variable interest rate to match the underlining Cherrybrook obligations currently at 4.3% and the note matures May, 31 2013.

The Company has a line of credit with Physicians Capital Corporation, which is owned by Dan Ratner (President, Chief Executive Officer and Director of the Company) and Donna Ratner (Secretary and Director of the Company), the Company's co-founders and majority shareholders. As of December 31, 2010 and May 31, 2011, the outstanding principal balance of the line of credit was $122,347 and $183,125, including accrued interest. Interest is accrued monthly on the average outstanding balance for the quarter pro-rated at the rate of 8% annually. The line of credit is in good standing and is due December 31, 2012.

Note 4 - Stockholders' Equity

The Company's Certificate of Incorporation filed with the State of Delaware on August 27, 2008 authorized the Company to issue 1,000,000 shares of stock with a par value of $0.001 per share. As of June 19, 2009 the Company amended its Certificate of Incorporation to authorize 50,000,000 shares of stock, consisting of 49,000,000 common shares and 1,000,000 preferred shares both with a par value of $0.00001 per share. On December 1, 2010 the Company authorized a 10:1 common stock split effective December 31, 2010. As of May 31, 2011 there were 245,000 shares outstanding, of Series A preferred stock with an 8% cumulative, participating, coupon and a liquidation preference of $100.00.

Series A preferred shares have an 8% pro-rata annual cumulative dividend. The dividend can be paid in cash or, in the sole and absolute discretion of our board of directors, in shares of common stock based on its then fair market value. We cannot declare or pay any dividend on shares of our securities ranking junior to the preferred stock until the holders of our preferred stock have received the full non-cumulative dividend to which they are entitled. In addition, the holders of our preferred stock are entitled to receive pro rata distributions of dividends on an "as converted" basis with the holders of our common stock. During the year ended December 31, 2010 the Company accrued and paid a no dividend payable to the preferred shareholders.

In the event of any liquidation, dissolution or winding up of the Company, or if there is a change of control event, then, subject to the rights of the holders of our more senior securities, if any, the holders of our Series A preferred stock are entitled to receive, prior to the holders of any of our junior securities, $100.00 per share plus all accrued and unpaid dividends. Thereafter, all remaining assets shall be distributed pro rata among all of our security holders. Since May 31, 2011, we have the right, but not the obligation, to redeem all or any portion of the Series A preferred stock by paying the holders thereof the sum of the original purchase price per share, which was $100.00, plus all accrued and unpaid dividends.

The Series A preferred stock may be converted, at the option of the holder, at any time after issuance and prior to the date such stock is redeemed, into shares of common stock at the then current market price, subject to adjustment in the event of stock splits, reverse stock splits, stock dividends, recapitalization, reclassification and similar transactions. We are obligated to reserve out of our authorized but unissued shares of common stock a sufficient number of such shares to effect the conversion of all outstanding shares of Series A preferred stock. As of May 31, 2011, no shares of preferred stock were converted into shares of common stock.

Except as provided by law, the holders of our Series A preferred stock shall have the right to vote on any matters as if converted, including, without limitation, the election of directors. However, so long as any shares of Series A preferred stock are outstanding, we shall not, without first obtaining the approval of at least a majority of the holders of the Series A preferred stock, authorize or issue any equity security having a preference over the Series A preferred stock with respect to dividends, liquidation, redemption or voting, including any other security convertible into or exercisable for any equity security other than any senior preferred stock.

Note 5 - Stock Options

As of May 31, 2011, no options have been issued.

Note 6 - Income Taxes

At May 31, 2011, the Company had available federal and state net operating loss carryforwards to reduce future taxable income. The amount available was approximately $865,860 for federal and state purposes. The federal and state net operating loss carryforward expires in 2031. Given the Company's history of net operating losses, management has determined that it is more likely than not that the Company will not be able to realize the tax benefit of the net operating loss carryforwards. Accordingly, the Company has not recognized a deferred tax asset for this benefit.

ASC Topic 740 formerly Statement of Financial Accounting Standards No. 109 (SFAS 109) requires that the Company establish a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized. Due to restrictions imposed by Internal Revenue Code Section 382 regarding substantial changes in ownership of companies with net operating loss carryforwards, the utilization of the Company's net operating loss carryforwards will likely be limited as a result of cumulative changes in stock ownership. The Company has not recognized a deferred asset and, as a result, the change in stock ownership will not result in any change to the valuation allowances. Upon the attainment of taxable income by the Company, management will assess the likelihood of realizing the tax benefit associated with the use of the carryforwards and will recognize a deferred tax asset at that time.

Significant components of the Company's deferred income tax assets are as follows as of:

May 31, 2011
Deferred income tax asset:	0
Net operating loss carry forward	$865,860
Valuation allowance	(865,860)
Net deferred income tax asset	-

Reconciliation of the effective income tax rate to the U.S. statutory rate is as follows:

May 31, 2011
Federal Statutory tax rate	(34)%
State tax, net of federal benefit	(5)%
Change in valuation	(39)%
Allowance	39%

The Company has adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes ("FIN 48") - an interpretation of FASB Statement No. 109, Accounting for Income Taxes. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company is subject to U.S. federal or state income tax examinations by tax authorities for five years after 2010. During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these NOL's and tax credit carry forwards may be utilized in future periods, they remain subject to examination.

Note 7 - Related Party Transactions

The Company has a line of credit with Physicians Capital Corporation, which is owned by Dan Ratner (President, Chief Executive Officer and Director of the Company) and Donna Ratner (Secretary and Director of the Company), the Company's co-founders and majority shareholders. As of December 31, 2010 and May 31, 2011, the outstanding principal balance of the line of credit was $122,347 and $183,125, including accrued interest. Interest is accrued monthly on the average outstanding balance for the quarter pro-rated at the rate of 8% annually. The line of credit is in good standing and is due December 31, 2012.

The Company uses shared office space owned by Dan Ratner and Donna Ratner, which is accounted for at fair market value in the Company's financial statements. Our financial statements reflect stand-alone office space expense, if the Company went out and rented stand-alone space, management estimates the rental could be valued at $6,000and $0 respectively, for the year ending December 31, 2010, five months ending May 31, 2011. The Company did not remunerate Dan Ratner and Donna Ratner for the use of the office space in the form of cash payments for the stand-alone fair value of the office space, however, non-cash office space consideration was expensed and the officers contributed non-cash consideration to additional paid-in capital.

Our financial statements reflect non-cash officer's compensation expense which the officers contributed to the Company as additional paid-in capital since the officers have elected to forgo their compensation valued at $80,000 and $0 respectively, for their positions for the period ending December 30, 2010, and five months ending May 31, 2011. The Company does not remunerate the officers in the form of other method of compensation for the fair value of the services rendered.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through and from the June 30, 2011 financial statements which were issued on August 11, 2011. No events have occurred prior to August 11, 2011 that requires disclosure or recognition in these financial statements.